August 6, 2019

Saiid Zarrabian
Chief Executive Officer
DelMar Pharmaceuticals, Inc.
Suite 720-999 West Broadway
Vancouver, British Columbia, Canada V5Z 1K5

       Re: DelMar Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed August 1, 2019
           File No. 333-232931

Dear Mr. Zarrabian:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Steven M. Skolnick, Esq.